Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse AG Announces the Repurchase of its CSLS ETNs and the Acceleration of its CSCR and FIBG ETNs

New York, May 15, 2017 Credit Suisse AG (“Credit Suisse”) announced today that it will repurchase at its option its Credit Suisse X-Links Long/Short Equity ETNs (“CSLS”) and accelerate at its option its Credit Suisse X-Links Commodity Rotation ETNs (“CSCR”) and Credit Suisse FI Enhanced Big Cap Growth ETNs (“FIBG”). With respect to CSLS, the principal amount outstanding as of May 15, 2017 is $10,000,000 or less. The repurchase date for CSLS is expected to be May 26, 2017 and the acceleration date for CSCR and FIBG is expected to be June 5, 2017.

Credit Suisse expects to deliver irrevocable call notices with respect to the repurchase of CSLS and the acceleration of CSCR and FIGB to The Depository Trust Company no later than May 22, 2017.

With respect to CSLS, the trading day immediately following the date of such irrevocable call notice, which is expected to be May 23, 2017, will be the valuation date applicable to the repurchase of CSLS, subject to postponement due to certain events. Investors of CSLS will receive, on the repurchase date, a cash payment per ETN in an amount equal to the daily repurchase value. The repurchase date for CSLS is expected to be May 26, 2017, which is three business days after the valuation date. Accordingly, the last day of trading for CSLS is expected to be May 25, 2017.

With respect to CSCR and FIBG, the five consecutive trading days beginning on the second business day following the delivery of the irrevocable call notice, May 24, 2017 through May 31, 2017 will constitute the accelerated valuation period, subject to postponement due to certain events. Investors of CSCR and FIBG will receive, on the acceleration date, a cash payment per ETN in the amount equal to the arithmetic average of the closing indicative values of the relevant ETNs during such accelerated valuation period. The acceleration date for CSCR and FIBG is expected to be June 5, 2017, which is three business days after the last trading day in the accelerated valuation period. Accordingly, the last day of trading for CSCR and FIBG is expected to be June 2, 2017. As of the date hereof, Credit Suisse will no longer issue new units of CSCR and FIBG ETNs.

None of the other ETNs offered by Credit Suisse are affected by this announcement.

Repurchase/ Acceleration	Ticker Symbol	CUSIP
Credit Suisse X-Links Long/Short Equity ETNs due February 19, 2020 Credit Suisse X-Links Commodity Rotation ETNs due June 15, 2033 Credit Suisse FI Enhanced Big Cap Growth ETNs due October 22, 2018	CSLS CSCR FIBG	22542D878 22542D456 22539T563

Media Release May 15, 2017 Page 2 / 2

Press Contacts

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,640 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.